Exhibit 12.1

Statement on the Computation of Ratio of Earnings to Fixed Charges
(amounts in 000’s)

	Three Months Ended March 31,	Year Ended December 31
	2007	2006	2005	2004	2003		2002
Fixed Charges:
Interest expense	$19	$93	$203	$104	$14		$51
Estimated interest in rental expense	162	716	834	504	690		459
Total Fixed Charges	181	809	1,037	608	704		510

Earnings:
Pretax income from continuing operations	(1,003)	(11,535)	(22,749)	(8,657)	498		(8,689)
Fixed charges	181	809	1,037	608	704		510
Total Earnings	$(822)	$(10,726)	$(21,712)	$(8,049)	$1,202		$(8,179)

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	1.7	x	n/a
Deficiency of earnings to fixed charges	1,003	11,535	22,749	8,657	n/a		8,689

We do not have any outstanding preferred stock so our ratios of earnings to fixed charges and preferred share dividends would be the same as the ratios included in the table above.  The deficiency of earnings to fixed charges represents the amount by which our earnings would need to increase to create a one-to-one ratio of earnings to fixed charges. The information in the table above should be read in conjunction with our consolidated financial statements, including the notes thereto, and other information set forth in the reports filed by us with the SEC.